Dilmax Corp.

1659 Donovalska St., Suite 32, Prague, Czech Republic 14800 Tel. (702) 430-6148

August 18, 2011

Mr. Brandon Hill

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Dilmax Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed August 9, 2011

       File No. 333-175525

Dear Mr. Hill:

Further to your letter dated August 16, 2011, concerning the deficiencies in our Amendment No. 1 to Registration Statement on Form S-1 filed on August 9, 2011, we provide the following responses:

Prospectus Summary, page 5

1. Please revise the last sentence of the first paragraph on this page to clarify that you can provide “no assurance,” rather than “now assurance,” that you will generate revenues in the future.

Response:  In response to this comment we have revised the last sentence of the first paragraph on page 5.

2. We note your response to comment six of our letter dated August 4, 2011. Please revise your disclosure here and in your Business section to disclose your pricing model for your business. For example, please disclose whether you plan to charge customers per song or offer a subscription-based plan. In either case, please provide disclosure regarding how much you estimate charging per song or subscription, as applicable.

Response:  In response to this comment we have revised our disclosure in Prospectus Summary and in our Business section to disclose our pricing model for our business:

We plan to sell our musical tracks and tracks remix for $0.75 each. We also plan to sell albums consisting of 10 tracks and remixes made up on basis of BMP (beats per minute) tempo and with duration of 45 minutes for $6.99.

3. Although we recognize that you are trying to raise money in this offering, we do not believe that your response adequately addresses why you are publicly offering your shares. As you disclose in your registration statement, you anticipate incurring significant additional expense as a result of having to comply with the reporting obligations of a public company, including the requirements related to internal control over financial reporting. Please explain why you believe that becoming a public company will be beneficial to your investors, in light of these increased costs.

Response:  In response to this comment we provide a following explanation:

We believe that our existing shareholder will benefit if our operations continue, which will require that we raise additional capital.  In spite of the anticipated additional expenses of being a reporting company, we believe that potential investors may be less reluctant to invest in a reporting company, as shares issued by a reporting company that is compliant with the SEC’s reporting requirements, generally, are more liquid than shares issued by a private company.  Accordingly, as we will be required to raise additional funds to continue our operations, we believe that we may be more attractive to potential investors as a reporting company compared to a private company, and make it easier to raise those funds necessary to continue our operations, which should benefit our investors.

Description of Business, page 17

Marketing, page 18

4. We note your response to comment 11 of our letter dated August 4, 2011. Please expand your disclosure to explain how you intend to target such a broad market with limited resources. Discuss how you will be able to direct traffic to your website and identify potential customers abroad.

Response:  In response to this comment we have expanded our disclosure to explain how we intend to target such a broad market with limited resources. We also discussed how we will be able to direct traffic to our website and identified potential customers abroad:

Marketing

Our sole officer and director, Konstantin Kupert, will be responsible for marketing of our workout music. We will be targeting consumers in Europe as well as around the world. We plan to develop a website to market, display and sell our products. As we plan to market, sell and deliver our product by the use of website, we will target our customers in the Internet. Our target market is anyone who likes music and likes to build muscles, dance, run, lose weight, burn fat, increase strength and do any type of physical exercise regardless of the whereabouts. One of the most powerful aspects of online marketing is the ability to target our chosen group with a high degree of accuracy and cost effective way. We will use the following online marketing tools to direct traffic to our website and identify potential customers around the world:

Banner advertising: New technologies have given to online advertisement customization capabilities when it comes to banner advertising. Advertisers now have the ability to have their banner ads appear on pages devoted to certain types of content. We can have our ad appear on a site only when it is presenting an article on the workout industry. We can also use geo-targeting tactics. By tracking the IP address of the user, we can have ads appear before those in a location we are targeting.

Pay Per Click: Pay-Per-Click allows us to create a small text ad, and then have that ad appear on screen when the user is searching on keyword relating to our business. Google and its AdWords program is currently the leader in this space, with Yahoo! and Microsoft in second and third place respectively. With Pay-Per-Click our ad appears in the Sponsored Links section of the search results page.

Organic Search: The remainder of the search results page is made up of organic or "natural" search results. These listings are generated based on the HTML tags and relevant content found in a website. By specifically tailoring these elements, we can focus on particular audiences in a similar fashion as Pay-Per-Click.

As of the date of this prospectus we have not yet identified or registered any domain names for our website. To accomplish this, we plan to contract an independent web designing company. Our website will describe advantages of music for fitness as well as our workout music advantages, show our contact information, and include some general information. We intend to attract traffic to our website by a variety of online marketing tactics mentioned above.  We intend to promote our website by displaying it on our promotion materials. We will also promote our product through word of mouth and use internet promotion tools on Facebook, Myspace and Twitter to advertise our company and create links to our website.

Contracts, page 19

5. We note your response to comment 12 of our letter dated August 4, 2011. Please revise your disclosure relating to DJ Namorink’s contract to disclose when you expect to make the initial advance under his DJ Service Agreement. We note that on page 15, you disclose that you do not intend to retain a DJ to compose music tracks until 3-12 months following completion of this offering.

Response:  In response to this comment we have revised our disclosure relating to DJ Namorink’s contract to disclose that we do not intend to retain a DJ to compose music tracks until we set up office and start to develop our website (3-12 months following completion of this offering):

As of the date of this prospectus we have not made the Advance payment to DJ Namornik. We do not intend to retain a DJ to compose music tracks until we set up office and start to develop our website (3-12 months following completion of this offering). A copy of the Agreement is filed as Exhibit 10.1 to this registration statement.

Please direct any further comments or questions you may have to us at dilmaxcorp@gmail.com or to the company's legal counsel Mr. Thomas E. Stepp, Jr. at:

Stepp Law Corporation
15707 Rockfield Boulevard, Suite 101
Irvine, California 92618

Tel. (949) 660-9700 ext. 124

Fax.  (949) 660-9010

Thank you.

Sincerely,

/S/ Konstantin Kupert

Konstantin Kupert, President

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